McCORMICK
CAPITAL
MANAGEMENT, Inc.


May 2, 2007                                         [GRAPHIC OMITTED]

FOUR DOWN, EIGHT TO GO                    "YOUR  MOTHER WANTED YOU  TO HAVE THIS
                                           FOR GOOD LUCK.  IT'S HER FOOT.
Dear Shareholders,

The first four months of 2007 are now in the history books and the stock market has performed well. As of April 30th the stock Growth & Income Fund was up 8.0%, with the S & P 500, Dow Jones and NASDAQ up 5.1%, 5.3% and 4.6% respectively. First quarter profits were surprisingly strong. This adds credibility to our investment call that a healthy corporate America and strong world economy will translate into higher stock market prices.

BRIC/ ROW

As investors fifteen to twenty years ago, we talked a lot about international investing. It was a good idea in theory but in practice it was difficult to do. Foreign stock markets were a much higher risk. Accounting rules and regulations were non-existent and international stock markets were small and undeveloped. Let's not forget that foreign governments would frequently nationalize, or just take a company's assets without compensation.

Today the investment story is much different. Twenty years ago the U.S. economy comprised 2/3 of the world economy; today it is 1/3. The evil empires of China and Russia are still evil but now they operate with capitalistic flair. The countries of Brazil, Russia, India and China are lumped together and called BRIC. The rest of the developing countries are called ROW (Rest of World). Together BRIC and ROW have 86% of the world population, and their economies are growing at double digit rates. The world is an exciting place for investors.

As investors within our Elite Growth & Income stock fund, you are participating in this world growth. We have investments in America Movil; the largest cell phone operation in Latin America, Bancolumbia; a large international bank headquartered in Columbia, Sasol LTD; a South African oil company and Syneron Medical; an Israeli medical technology company. In the past we have had some very successful investments from Germany; Siemens and Deutsche Bank, from China; Huaneng Power and China Petroleum, and from Latin America; Southern Peru Copper. In addition to direct international investments, most of our U.S. investments are doing business internationally. Our investments will appreciate as the world economies grow much faster than our own.

BOND FUND / INTEREST RATES

Interest rates have remained stable and bonds are trading in a very narrow range. This has allowed our bond Income Fund to earn a respectable 2.6% for the first four months of 2007. This compares to a return of 1.7% for the 10 year U.S. Treasury bond. I can not guarantee any investment results but with any luck we should have returns in the range of 5.5% to 6% for the entire year.


Warm Regards,                        NAV VALUE AS OF 4/30/07:

/s/ Dick McCormick                   Elite Income Fund -        $9.90
                                     Growth & Income Fund -    $21.67
Dick McCormick

PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5863  o  TOLL FREE:  (800) 423-1068  o  EMAIL: MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
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